UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

UNIFIRST CORPORATION

(Exact Name of Registrant as Specified in Charter)

Massachusetts	001-08504	04-2103460
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

68 Jonspin Road, Wilmington, Massachusetts 01887

(Address of Principal Executive Offices) (Zip Code)

Shane O’Connor

Executive Vice President and Chief Financial Officer

(978) 658-8888

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________________.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This disclosure for the calendar year ended December 31, 2025 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).

UniFirst Corporation (the “Company”) manufactured or contracted to manufacture uniforms and non-garment items in calendar year 2025 primarily for the purpose of providing these goods to its uniform rental and cleaning operations. The Company has determined that conflict minerals (as defined in Item 1.01(d)(3) of Form SD) are necessary to the functionality or production of some of these manufactured products. Specifically, the Company has determined that some of the zippers which are necessary to the functionality of its manufactured uniforms include conflict minerals. All of these zippers were purchased by the Company or its contract manufacturers from nine suppliers.

In accordance with the Rule, the Company performed a reasonable country of origin inquiry in good faith to determine whether the conflict minerals in materials supplied to the Company may have come from the Democratic Republic of the Congo (the “DRC”) or any adjoining country (as defined in Item 1.01(d)(1) of Form SD) or were conflict minerals from recycled or scrap sources (as defined in Item 1.01(d)(6) of form SD). This inquiry consisted of obtaining written assurances from the Company’s suppliers of zippers that the suppliers had required their vendors to use certified “conflict free” smelters as defined by the Responsible Minerals Initiative and had performed in good faith their own country of origin inquiry on a global basis and reasonably concluded that they have no reason to believe that any conflict minerals in their materials may have originated from the DRC or an adjoining country or may be conflict minerals from scrap or recycled sources. As a result, the Company has concluded the same.

Conflict Minerals Disclosure on the Company’s Website

In accordance with the Rule, a copy of UniFirst Corporation’s Conflict Minerals Disclosure is also publicly available at www.unifirst.com.

Item 1.02 Exhibit

Not Applicable.

Section 2 - Resource Extraction Issuer Disclosure

Not Applicable.

Section 3 - Exhibits

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNIFIRST CORPORATION

Date: April 30, 2026	By:	/s/ Shane O’Connor
	Name:	Shane O’Connor
	Title:	Executive Vice President and Chief Financial Officer